SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
OMI CORPORATION
(Name of subject company (Issuer))
TEEKAY SHIPPING CORPORATION
TEEKAY ACQUISITION HOLDINGS LLC
OMAHA, INC.
AKTIESELSKABET DAMPSKIBSSELSKABET TORM
(Names of Filing Persons (Offerors))

Common Stock, par value $0.50 per share (including the associated preferred stock purchase rights)	Y6476W104
(Title of classes of securities)	(CUSIP number of common stock)

Francelyn Bethel Teekay Shipping Corporation Bayside House, Bayside Executive Park West Bay Street & Blake Road, P.O. Box AP 59212 Nassau, Bahamas Telephone: (242) 502-8880	Mikael Skov Aktieselskabet Dampskibsselskabet TORM Tuborg Havnevej 18 DK — 2900 Hellerup Denmark Telephone: +45 39 17 92 00
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)
Copies to:

David S. Matheson, Esq. Gwyneth E. McAlpine, Esq. Perkins Coie LLP 1120 N.W. Couch Street Tenth Floor Portland, Oregon 97209-4128 Telephone: (503) 727-2000	John M. Reiss, Esq. Oliver C. Brahmst, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 Telephone: (212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$1,814,140,575	$55,694.12

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock of OMI Corporation at a purchase price equal to $29.25 per share and 62,021,900 shares issued and outstanding (including 2,415,610 restricted shares and outstanding options with respect to 37,000 shares).

(2)	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.0000307.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$55,694.12	Filing Party:	Teekay Shipping Corporation, Teekay Acquisition Holdings, LLC, Omaha, Inc. and A/S Dampskibsselskabet TORM
Form of Registration No.:	Schedule TO	Date Filed:	April 27, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☑ third party tender offer subject to Rule 14d-1
     ☐ issuer tender offer subject to Rule 13e-4
     ☐ going private transaction subject to Rule 13e-3
     ☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2007, amends and supplements the Tender Offer Statement on Schedule TO filed on April 27, 2007 (as previously amended, the “Schedule TO”) by (i) Omaha, Inc., a corporation organized under the laws of the Republic of The Marshall Islands (the “Purchaser”) and a jointly owned subsidiary of Teekay Shipping Corporation (“Teekay”), through its wholly owned subsidiary Teekay Acquisition Holdings LLC (“Teekay Acquisition Holdings”), and A/S Dampskibsselskabet TORM (“TORM”), (ii) Teekay, (iii) Teekay Acquisition Holdings, and (iv) TORM. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.50 per share (the “Common Stock”), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated November 19, 1998, as amended, between the Company and American Stock Transfer and Trust Company, as Rights Agent thereunder (the “Rights” and, together with the shares of Common Stock, the “Shares”), of OMI Corporation, a corporation organized under the laws of the Republic of The Marshall Islands (the “Company”), at a purchase price of $29.25 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 7. Source and Amount of Funds
     Item 7 of the Schedule TO is hereby amended and supplemented as follows:
     “As contemplated by the Commitment Letter, dated April 10, 2007, that was filed as Exhibit (b)(1) to the Schedule TO, Teekay has executed the credit agreement (the “Teekay Credit Agreement”) filed herewith as Exhibit (b)(3) with respect to the term credit facility in the aggregate principal amount of up to $700 million. The parties to the Teekay Credit Agreement, dated May 16, 2007, are Teekay Acquisition Holdings, as borrower, Teekay, as guarantor, and HSH Nordbank AG, as lender and agent.”
     “As contemplated by the Commitment Letter, dated April 12, 2007, that was filed as Exhibit (b)(2) to the Schedule TO, TORM has executed the credit agreement (the “TORM Credit Agreement”) filed herewith as Exhibit (b)(4) with respect to the term credit facility in the aggregate principal amount of up to $700 million. The parties to the TORM Credit Agreement, dated April 17, 2007, are TORM, as borrower, Danske Bank A/S and HSH Nordbank AG, as lenders, and Danske Bank A/S, as agent.”
Items 12. Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:
(b)(3)	Credit Agreement, dated May 16, 2007, between HSH Nordbank AG and Teekay.**

(b)(4)	Credit Agreement, dated April 17, 2007, among HSH Nordbank AG, Danske Bank A/S and TORM.**
** This agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about the filing persons. Such information can be found elsewhere in this Schedule TO and, to the extent applicable, in other public filings these entities make, including such filings made with the Securities and Exchange Commission which are available without charge at www.sec.gov. This agreement may contain representations and warranties by the filing persons and the other parties to the agreement. The representations and warranties reflect negotiations between the parties to the agreement and, in certain cases, merely represent allocation decisions among the parties and may not be statements of fact. As such, the representations and warranties are solely for the benefit of the parties to the agreement and may be limited or modified by a variety of factors, including: subsequent events; information included in public filings; disclosures made during negotiations; correspondence between the parties; and disclosure schedules to the agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact.

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

TEEKAY SHIPPING CORPORATION.
By:	/s/ Bjorn Moller
	Name:	Bjorn Moller
Title:

A/S DAMPSKIBSSELSKABET TORM
By:	/s/ Klaus Kjærulff
	Name:	Klaus Kjærulff
Title:

TEEKAY ACQUISITION HOLDINGS LLC
By:	/s/ Bjorn Moller
	Name:	Bjorn Moller
Title:

OMAHA, INC.
By:	/s/ Bjorn Moller
	Name:	Bjorn Moller
Title:

By:	/s/ Jesper Holmark
	Name:	Jesper Holmark
Title:

Dated: May 17, 2007